U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                   FORM 10-SB

                 General Form for the Registration of Securities
                      Pursuant to Section 12 (b) or (g) of
                       The Securities Exchange Act of 1934

                                 ESSXSPORT CORP.
             (Exact name of registrant as specified in its charter)

             NEVADA                                      33-0198414
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                                 305 NE Loop 820
                                    Suite 505
                               Hurst, Texas 96053
          (address of principal executive offices, including zip code)

                                  817-285-2886
               Registrant's telephone number, including area code

       Securities to be registered pursuant to Section 12 (b) of the Act:
                                      None

       Securities to be registered pursuant to Section 12 (g) of the Act:

                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)

                              ESSXSPORT CORPORATION
                                   FORM 10-SB

                                TABLE OF CONTENTS

NO.       TITLE                                                         PAGE NO.
---       -----                                                         --------
                                       PART I
Item 1.   Description of Business.........................................    3
Item 2.   Management's Discussion and Analysis or Plan of Operations......    6
Item 3.   Description of Property.........................................    8
Item 4.   Security Ownership of Certain Beneficial Owners and Management..    8
Item 5.   Directors, Executive Officers, Promoters, and Control Persons...    9
Item 6.   Executive Compensation..........................................    9
Item 7.   Certain Relationships and Related Transactions..................    10
Item 8.   Description of Securities.......................................    10
                                             PART II
Item 1.   Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters............................    10
Item 2.   Legal Proceedings...............................................    11
Item 3.   Changes in and Disagreements with Accountants...................    11
Item 4.   Recent Sales of Unregistered Securities.........................    11
Item 5.   Indemnification of Directors and Officers.......................    11
                                            PART F/S
          Financial Statements............................................    12
                                            PART III
Item 1.   Index to Exhibits...............................................    28
          Signatures......................................................    29

ITEM 1. DESCRIPTION OF BUSINESS
        -----------------------

     EssxSport Corporation and its subsidiaries ("EssxSport," "ESXS," or the "Company") design, develop, manufacture and market: track and field equipment and athletic for adults and children under the EssxSport(TM) brand name and under license from other manufacturers. The Company's products include sports equipment, and sport shoes and apparel.

OVERVIEW
--------

     EssxSport was incorporated in Nevada in 1984 as Southern Development Company, Inc. ("SDC"). In December 1994, SDC merged with Integrated
Communications Access Network, Inc. ("ICAN"). In March 1996, the Company was renamed SDC and, in September 1998, the Company changed its name to EssxSport Corporation. The Company's headquarters are in Hurst, Texas. A sales office is maintained in Malaysia. Manufacturing facilities are located Sun Valley, California.

     The Company develops, licenses, and sells sports apparel, athletic equipment, and other sports-oriented products. It uses traditional distribution channels to institutional and retail customers. It also uses an eCommerce Internet site to sell its product line (www.eonlinesports.com).

     Typical customers of EssxSport brand equipment buy the products for professional use, educational use (middle school through university), and local competition.

     The Company's product line consists primarily of track and field equipment and some specialty sports products for other sports such as soccer. Track and field is second only to soccer as a participation sport in the United States.

     The Company's initial focus reflects the management's experience in track and field. A growing sector in track and field, due to increasing participation by women, is pole-vaulting. Over the past three years, sales of poles for women have doubled annually. The men's market has also grown over the past several years.

     Bruce Caldwell, EssxSport president, invented the first women's pole, and one of the Company's directors, Earl Bell, is an Olympic Medalist and is a former world record holder in the pole vault. As part of the Company's management team, Mr. Bell is responsible for product development and marketing of EssxSport pole vault products.

     The Company plans to expand its product lines into the sport shoe and apparel markets. In October 2000, Alberto CaberLotto, former president and founder of LOTTO Sports of Italy, was engaged by the Company to design and endorsee a shoe product line. Additionally, Mr. CaberLotto serves on the Company's board of directors.

     Current management is experienced in product development, marketing, and sales of sports equipment. Additionally, management has developed over time business relationships with sports equipment and apparel distributors and high-profile athletes through which the Company will promote its products. (Also see "Management.")

     The Company's plan to grow its business includes identifying and acquiring companies whose products complement those of EssxSport. Additionally, the Company hopes to obtain international marketing and distribution rights to certain products for Pacific Rim and European markets.

     On April 15, 2000 the Company entered into an agreement to purchase the assets of Pacific Mat, Inc. of California. This was a share purchase transaction by which EssxSport acquired the assets of Pacific Mat for restricted ESXS common stock. Following the transaction, Ulrich Gag, Pacific Mat president, joined EssxSport as a director. He remains part of management and is in charge of the Company's manufacturing operations in Sun Valley, California.

PRODUCTS
--------

     The Company sells  equipment for athletes  under the EssxSport  brand name.
The  Company  also  hopes  to  secure  the  rights  to  other   nationally   and
internationally recognized brand names in the future.

     EssxSport products are designed and manufactured to deliver technological performance characteristics that will appeal to internationally competitive athletes.

     The Company designs and markets separate product lines for men and women, where appropriate. The suggested U.S. retail prices for EssxSport products range from $20 to $11,000 per item.

     The Company's track and field product line includes: vault poles (men's and women's), crossbars, discus, hammers, javelins, pole tips, shots, standards, starting blocks, training equipment, hurdles, landing systems, books, and video training aids.

     The Company's product line for football includes approximately 60 different products, including goal posts, pylons, marking systems, sleds, pads, tackling dummies, etc.

     The EssxSport soccer product line includes 13 products, including cones, flags, anchor spikes, goals, nets, and other items.

     The  volleyball   product  line  consists  of  approximately  50  products,
including base pads, racks, equipment carts, lockers, flooring, and nets.

PRODUCT DEVELOPMENT
-------------------

     In order to meet the demands of athletes, the uses consulting services of professional athletes, including Olympic athletes, trainers, and coaches. The Company will also rely on international distributors and suppliers to assist in the development of new products for the Company.

MANUFACTURING
-------------

     The Company assembles most of its EssxSport products sold in the United States at a contract manufacturing facility in Mexico. Manufacturing is performed at the Company's Texas and California facilities.

     EssxSport pole vault products are manufactured using aerospace plastics and fiberglass. Sport shoes include use of synthetic and natural leathers. Uniforms are generally made of nylon, polyesters, poly-cottons, and z-mesh fabrics.

     The Company's manufacturing facilities produce mats, foam configurations, landing surfaces, and vinyl covered foam protection pads for several sports.

THE MARKET
----------

     The market for sporting goods and equipment is substantial. U.S. shipments of sporting and recreational goods and supplies were over $28 billion in 1997, according to the U.S. Census Bureau. In the U.S. in 1997, there were over 24,000 retail outlets for sporting goods merchandise.

     Sports equipment is a fragmented market, reflecting the fact that dozens of sports are played by amateurs and professionals, with each sport requiring its own, specific types of equipment and accessories. Accordingly, it has been difficult for the Company to quantify the precise size of its target markets.

     Financial forecasts and growth are also difficult to quantify because of the cyclical nature of sports. Forecasts have ranged from annual growth of the industry from 11% to 20%.

COMPETITION
-----------

     Competition is characterized by very few large, multi-sport companies, such as Collegiate Pacific Inc (Symbol BOO), Sport Supply Group Inc. (Symbol SSBY), Harry Gill Co. (Private), and some shoe and apparel companies such as Nike, Rebook, and Adidas. Rather, the industry is characterized by a wide variety of niche manufacturers and marketers that devote their activities to a particular sport or sports category. Accordingly, market share is generally a function of general use acceptance of products, obtained often through professional athlete endorsements, than of traditional business practices of increased levels of advertising and widened distribution.

BUSINESS STRATEGY
-----------------

     The Company plans to organize a sales and marketing staff in the future, particularly to serve its largest accounts. The Company also plans to sell its products in the U.S. through independent manufacturer agents whose organizations employ sales representatives.

     The    Company's    Internet    sites     (http://www.essxsport.com     and
http://www.eonlinesports.com) will be employed to sell its product lines.

     The sales of the Company's products are expected to focus on three main areas:

     1. DIRECT SALES OF LICENSED PRODUCTS. The Company intends to make use of salesmen who currently market other manufacturers' sports equipment directly to schools and other institutional buyers in the U.S. Other sales are expected to come from Internet ordering and catalog promotions. The Company expects to offer over 5,000 products to the educational team sports market through catalog sales and company web site sites.

     2. DEALER SALES. This has been the historical method of distribution for the Company's products. The Company expects to maintain and expand this distribution method by adding additional products, including those of potential acquired companies. International markets will be enhanced through relationships in the form of distributors, buying groups, dealers, and licensees.

     3. PRIVATE LABEL SALES. Private label manufacturing, through which the Company will provide its products under the customer's brand name, is expected to provide an incremental revenues for the Company. The Company currently provides products under this arrangement to a few customers, who, due to issues of market confidentiality, have not been disclosed in this registration.

     The Company plans to sell its EssxSport products outside the U.S. through local distributors. The Company hopes to negotiate joint-venture arrangements in which the Company will hold equity interest in order to more closely control pricing, quality control, and distribution located in the Pacific Rim, Asia, South America and Canada and through a subsidiary The primary overseas markets for the Company's EssxSport products are expected to be in Western Europe and the Pacific Rim.

     To accommodate its customers' requirements and plan for its own product needs, the Company will employ a futures orders program for its EssxSport products under which the Company will take orders well in advance of the selling season for a particular sport and commit to ship associated products to customer in time for the selling season. In this way the Company can provide customers price continuity and extended payment terms. The Company generally requires payment from customers at end of each selling season.

     The Company plans to engage in various promotional programs. In addition to media advertising, the Company hopes to use sports marketing initiatives to develop brand awareness to athletes. Examples include EssxSport-sponsored track and field events that may be seen on television broadcasts, as well as sponsorship of certain non-televised events such as the San Diego Indoor Championships and the Los Angeles International Invitational Indoor. The Company additionally expects to use in-store and trade show promotions, including personal appearances by endorsing athletes.

BACKLOG; SEASONALITY; DISTRIBUTION
----------------------------------

     The Company expects to use incentives (such as price discounts), pre-season planning, and just-in-time inventory and manufacturing to reduce the effect of any backlog of shipments on sales. The Company, to date, has seen no material disruption in its operations due to backlog.

     The Company expects that it will be subject to seasonality in its product sales because of the different selling seasons for various products. Management expects that its sales during its first three fiscal quarters will be stronger than in the last fiscal quarter due to product introductions in January and July and spring sales associated with warmer weather in the Company's principal markets.

     The Company distributes its products from facilities in Mexico and Dallas, Texas. Additionally, future shipments are expected to be made, subject to distribution agreements yet to be negotiated, through independent warehouse facilities located outside of the U.S.

EMPLOYEES
---------

The Company employees a total of nine persons as of May 31,200, of whom two are in corporate administrative and finance, two in office managerial, four are in manufacturing, and one in sales and marketing.

RISK AND UNCERTAINTIES
----------------------

     THE COMPANY HAS A LIMITED HISTORY OF OPERATIONS AND IS NOT PROFITABLE. The Company has been operating for a short time and has only recently emerged from the development-stage. The Company has not achieved profitability and there can be no assurance that it will become profitable.

     THE FUTURE SUCCESS OF THE COMPANY IS UNCERTAIN. Although the Company is optimistic about its prospects for revenues and profitability, there can be no assurance of commercial success of its products. There can be no assurance that the Company will be able to continue to develop and sell popular or competitive products, or to fund its ongoing operations and growth.

     THIRD-PARTY PRODUCT ENDORSEMENTS ARE CRITICAL TO THE SUCCESS OF MANY OF OUR PRODUCTS. The niche markets identified by the Company are driven by the use and endorsement of professionals and/or highly successful world-class amateur competitors. The Company cannot provide any assurance that it will be able to secure or sustain such endorsements.

     COMPETITION WILL HAVE AN EFFECT ON OUR SALES AND PROFITS. The Company is subject to competition from other companies that may provide the same or similar products. Some of these competitors have been in the business longer than EssxSport and may have large executive and operating staffs. There can be no assurance that the Company's prospects will not be adversely affected by competition from these companies.

     WE WILL NEED ADDITIONAL FINANCING. The Company will require additional financing in order to establish profitable, ongoing operations. There is no assurance that such financing will be available or, if available, that it can be obtained on terms favorable to the Company.

     WE ARE DEPENDENT ON THE SERVICES OF CERTAIN MANAGEMENT. The Company is largely dependent upon the efforts and abilities of Bruce Caldwell and there can be no assurance that the Company can be successful in operating the Company should the services of Mr. Caldwell be unavailable.

     WE HAVE NOT PAID ANY DIVIDENDS. The Company has never paid a cash dividend on its common stock. The Company is not obligated to pay a dividend on the shares being registered hereby, nor does it anticipate payment of any dividends for the foreseeable future. The Company anticipates retaining its earnings to finance its operations, growth, and expansion.

     THERE IS NO PUBLIC MARKET FOR OUR STOCK. There currently is no public trading market for the Company's common stock. There can be no assurance that an active public trading market can be established or sustained. Furthermore, if a public market for the common stock is established, the shares could be subject to significant fluctuations in response to operating results and other factors, many of which are not within the control of the Company.

     THERE ARE OTHER ECONOMIC RISKS THAT CAN HAVE A NEGATIVE EFFECT ON THE COMPANY. Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the eventuality of any adverse economic condition that may compromise its operations or profitability.

     SOME OF OUR PRODUCTS REPRESENT CONTINGENT, ONGOING LIABILITIES. The Company's sporting goods products are used in athletic contests that are inherently dangerous and participants using EssxSport products may suffer injuries. To the extent that these users blame injuries on our equipment, the Company will need to defend itself. The Company holds liability insurance in the amount of $2 million. To the extent that our insurance does not cover potential claims against us, the costs of our defense, and the loss of any claim, would have substantial material adverse effects on the Company.

     WE RELY HEAVILY ON OUTSIDE SUPPLIERS OF PARTS AND MATERIALS WITH WHICH TO BUILD OUR PRODUCTS. Our reliance on third-party suppliers involves many risks, including our limited control over potential availability and quality. Furthermore, we cannot be certain that all of the suppliers of products we market will continue to sell their products to us.

     THERE ARE RISKS TO INTERNATIONAL BUSINESS. We conduct business globally. Accordingly, our future results could be adversely affected by a variety of uncontrollable and changing factors including: (1) foreign currency exchange fluctuations; (2) regulatory, political or economic conditions in a specific country or region; (3) the imposition of governmental controls; (4) export license requirements; (5) trade restrictions; (6) changes in tariffs; (7) government spending patterns; (8) natural disasters; (9) difficulties in staffing and managing international operations; and (10) difficulties in collecting accounts receivable.

     WE DEPEND ON EXPORT SALES. We intend to pursue international markets as important markets for the EssxSport products. Accordingly, we expect sales outside the U.S. to represent a significant portion of our sales. As we continue to expand our international sales and operations, our business and overall financial performance may be adversely affected by factors such as those described in the paragraph above.

REPORTS TO SECURITY HOLDERS
---------------------------

     The Company plans to file reports with the Securities and Exchange Commission, including quarterly and annual reports to shareholders. Annual reports will include audited financial statements.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
         ---------------------------------------------------------

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this registration statement on Form 10-SB. The discussion of the Company's business contained in this registration statement may contain certain projections, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed herein at "Risks and Uncertainties." While this outlook represents management's current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof.

OVERVIEW
--------

     The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows.

     The Company's current business has a limited history. It's wholly owned subsidiaries, Eonlinesport.com Inc, Essx Track And Field Equipment Inc., and Essx Team Attire Inc. have two years of operating history. Although management has experience in the sporting goods product industries in the U.S.A and the Pacific Rim, there is no assurance that the current management team will be capable of duplicating any prior success.

     Prior to September 1, 1998, the Company was in the development stage. To date, the Company has been engaged primarily in the development of its infrastructure and the acquisition of its initial sports-related subsidiaries. The Company expects to incur normal operating expenses during the next year.

RESULTS OF OPERATIONS - YEARS ENDED AUGUST 31, 2000 AND 1999
------------------------------------------------------------

     For the year ended August 31, 2000, sales were $492 thousand compared to $212 thousand for the year ended August 31, 1999, an increase of $280 thousand (132%). The increase can be attributed to the fact that the Company was not fully operational in the prior year.

     Cost of sales for the year ended August 31, 2000 was $303 thousand, or 62% of sales. For the prior year, cost of goods sold was $109 thousand, or 51%. The increase in cost of goods sold is due primarily to sales of higher priced, lower margin products.

     Selling, general, and administrative expenses for the year ended August 31, 2000 were $371 thousand compared to $38 thousand in the previous year, an increase of $333 (876%). The increase can be attributed to the fact that the Company was not fully operational in the prior year.

     Other income and expense is related to interest. For the year ended August 31, 2000, net other expense was $7 thousand compared to $2 in the previous year. The difference is due primarily to the Company's cash on deposit in banks.

     The net loss for the year ended August 31, 2000 was $189 thousand compared to a net loss of $39 for the year ended August 31, 1999. The increase can be attributed to the fact that the Company was not fully operational in the prior year.

RESULTS OF OPERATIONS - PERIOD ENDED FEBRUARY 28, 2001
------------------------------------------------------

     The results of operations for the six-month period ended February 28, 2001 is summarized below. There iIs no prior year period for comparison purposes.

     For the period ended February 28, 2000, sales were $279 thousand. Cost of goods sold was $160 thousand (57% of sales). Gross margins have improved from the period ended August 31, 2000 because of a better balance of sales of high margin and low margin products.

     Selling, general, and administrative expenses for the period ended February 28, 2001 were $231 thousand.i

     The net loss for the period ended February 28, 2000 was $133 thousand.

     For the period ended February 28, 2001, cash used in operating activities was $83 thousand. Cash used in investing activities was $6 thousand. Cash provided by investing activities was $227 thousand due to the proceeds of sales of common stock pursuant to the Company's private placement. There is no prior-year period available for comparison as the Company was not operational.

     The Company ended the year ended August 31, 2000 $17 thousand. Cash at February 28, 2001 was $23 thousand. The improvement in the Company's cash is attributable to the sale of common stock pursuant to its private placement. (Also see, "Item 4. Recent Sales of Unregistered Securities.")

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     Historically, the Company has financed its operations primarily through cash generated from operations and from the sale of equity securities.

     Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under its current management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit) on the accompanying financial statements.

     As of February 28, 2001, the Company had working capital of $155 thousand, an increase of approximately $138 thousand (811%) in working capital as compared to August 31, 2000.

     The Company believes that its current capital resources and current funding will enable it to maintain its current and planned operations through the next 12 months. The Company anticipates, however, that it will need to raise additional capital in order to sustain and grow its operations over the next few years.

     To the extent that the Company's capital resources are insufficient to meet current or planned operating requirements, the Company will seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no current arrangements with respect to, or sources of, such additional financing and the Company does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

     No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain of its programs that it would otherwise seek to develop and commercialize. This would have a material adverse effect on the Company.

     The Company has no material commitments for capital expenditures.

ITEM 3.  DESCRIPTION OF PROPERTY
         -----------------------

     The Company leases corporate offices of approximately 500 square feet, on a month-to-month basis, at 305 NE Loop 820, Suite 505, Hurst, Texas 76052. Rent is $150 per month.

     Manufacturing and assembly facilities of approximately 7,200 square feet are located at 9812 Glenoaks Blvd. Sun Valley California 91352.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

     The following table sets forth certain information regarding the beneficial ownership of the Company's $.001 par value common stock as of May 31, 2001 of
(i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of common Stock, (ii) each director and executive officer of the Company beneficially owning common Stock, and (iii) all directors and executive officers as a group. As of the date of this registration statement there were 35,498,347 common shares issued and outstanding.

--------------------------------------------------------------------------------
 TITLE       NAME AND ADDRESS               AMOUNT AND NATURE           PERCENT
OF CLASS    OF BENEFICIAL OWNER            OF BENEFICIAL OWNER          OF CLASS
--------------------------------------------------------------------------------
            Bruce Caldwell
 Common     C/o EssxSport Corp.                 8,217,452                 23.1%
--------------------------------------------------------------------------------
            Kres, Private Ltd.
 Common     Singapore                           7,940,552                 22.3%
--------------------------------------------------------------------------------
            Bonnie Caldwell
 Common     C/o EssxSport Corp.                 2,640,000                  7.4%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            Group of 3 persons:                 18,798,004                52.8%
--------------------------------------------------------------------------------

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS
         --------------------------------------------------

     The Directors and Officers of the Company, and present positions held in the Company are as follows:

   NAME                          AGE     POSITION HELD
   ----                          ---     -------------
   Dato'Sri Ram Sarma             48     Chairman of the Board of Directors
   Bruce Caldwell                 50     President, CEO, COO, & Director
   Wayne Farrar                   43     Director and Chief Financial Officer
   Earl Bell                      42     Director
   Bonnie Caldwell                47     Secretary and Director
   A. Chandrakumanan              39     Director
   Ulrich Gag                     50     Director
   Alberto Caberlotto             52     Director

     DATO'SRI RAM SARMA serves as Chairman of Company's Board of Directors. He also serves on the board of several other public companies, including a company listed on the Kuala Lumpur Stock Exchange. He is the CEO of SRS Group, an Asian company located in Kuala Lumpur, Malaysia. His companies have provided equipment and ticketing to the Commonwealth Games in 1998 and the equipment to the Malaysian Games Sukma98.

     BRUCE CALDWELL is President, Chief Executive Officer, and Co-chairman of the Board of Directors. He was the founder of FiberSport Inc., a track and field company that provided the vaulting pole that won the gold medal and world record in the 1980 Olympics. He was employed as General Manager of PORTaPIT International, a division of Sport Supply Group, Inc. from 1991 to 1998. He served as Director of Olympic equipment logistics for the 1996 Atlanta Olympic Games, and equipment logistics for the Malaysian Games (Sukma 98). Mr. Caldwell is the author of The Elusive Bar a comprehensive book on pole-vaulting.

     BONNIE CALDWELL is the Company's Secretary and is a Director of the Company. She is the wife of Bruce Caldwell.

     EARL BELL serves as a Director of the Company and is Chairman of the Company's "Gold Medal Athletes" and "Coaches Advisory Board." Mr. Bell is a former pole vault world record holder (1976), three-time Olympian, and 1984 Olympic medalist. He is 5-time NCAA champion. He is currently the pole vault coach with both men's and women's 1998 U.S. champions and the current men's American record holder are under his direction. The U.S. Olympic Committee voted Mr. Bell Coach of the Year for 1998. He has been the USA National Champion in three decades.

     A. CHANDRAKUMANAN is a Director of the Company. He negotiated and handled the logistics for the Malaysian Games (Sukma98) and coordinated the supply of equipment for track and field, boxing, basketball, and gymnastics. He is the principal owner of KRES Private Limited (Singapore). His expertise is in team attire and sports equipment. Mr. Chandrakumanan manages the Company's Asian Office in Kuala Lumpur, Malaysia.

     WAYNE FARRAR is a Director and serves as Chief Financial Officer for the Company. Mr. Farrar joined the Board of Directors on December 1, 2000. Previously, he worked for the accounting firm of Price Waterhouse. He has a Master of Science in accounting from North Texas State University. He also has his Bachelor's Degree from Baylor University and a Master of Arts from the University of Texas at Arlington.

     ULRICH GAG is a Director and serves as Operations Manager for the Company at its facilities in Sun Valley, California. He has over 30 years experience in development and manufacturing of track and field equipment. Mr. Gag is German born and came to the USA in 1972. He worked closely with Don Gordon, the original inventor of landing systems while at GSC/PORTaPIT. He has worked with the fabrication and manufacturing of vinyl, canvas, and breather fabrics used in a variety of products, including gymnastic and athletic equipment. He was a principal of Pacific Mat Inc., which operations were acquired by the EssxSport.

     ALBERTO CABERLOTTO is a Director of the Company. He is the former President and founder of Lotto Italy, a $4 billion sales shoe company. Mr. Caberlotto has over 40 years of shoe making and designing experience.

ITEM 6.  EXECUTIVE COMPENSATION
         ----------------------

     There has been no executive or director who has received compensation in excess of $100,000 since the incorporation date of the Registrant.

     The Officers and each Director of the Company have received 50,000 shares of common stock for each year of service to the Company. Advisory Board members have received 10,000 shares for their two years service to the Company.

     The Company has granted an employment agreement to Ulrich Gag. His salary is $36,000 annually with additional performance based bonuses set from time to time by the Board of Directors.

     Endorsees; Alberto Caberlotto, Billy Olson, Dwight Stones, Earl Bell have contracts for 3-5 years with only shares compensation.

     At the end of two years of service with no salary, Bruce Caldwell, has an agreement is in place to pay for his services to the Company at $48,000 annually plus performance bonuses established from time to time by the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
        -----------------------------------------------

     There were no transactions since inception, or proposed transaction, to which the Registrant was or is to be a party, in which any director, executive officer, nominee for directorship, security holder or immediate family member has a direct or indirect interest as defined by Rule 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.
        --------------------------

     GENERAL: The Company's authorized capital stock consists of 300,000,000 shares of Common Stock, $0.001 par value per share and 5,000,000 Convertible Preferred Stock, $0.01 par value per share. As of the date of this registration statement, there are 35,498,347 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. There are no outstanding options for the Company's common or preferred stock.

     COMMON STOCK. Subject to the rights of holders of any Preferred Stock that may be outstanding, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may determine in its sole and absolute discretion. Each stockholder is entitled to one vote for each share of Common Stock held. The Common Stock is not entitled to preemptive rights and is not subject to redemption. In the event of liquidation, dissolution or winding-up of the Company, subject to the right of holders of any Preferred Stock that may be outstanding, the holders of the Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. All outstanding shares of Common Stock are, fully paid and non-assessable.

     The payment by the Company of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition as well as other relevant factors. The Company has not paid or declared any dividends, and in light of its present financial status, and due to its contemplated financial requirements, does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

     PREFERRED STOCK. The Board of Directors is authorized, subject to any limitations prescribed by Nevada law, to provide for the issuance of the undesignated Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix or alter the rights, preferences, privileges and restrictions, including voting, conversion, liquidation, dividend and redemption, of the shares of each wholly unissued series and any restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. All shares of authorized Preferred Stock presently are undesignated. Although it has no intention to do so at this time, the Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In addition, the issuance of Preferred Stock may have the effect of deferring or preventing a change in control of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND  DIVIDENDS  ON THE  REGISTRANT'S  COMMON  EQUITY AND
        ------------------------------------------------------------------------
        RELATED STOCKHOLDER MATTERS.
        ----------------------------

Market information.
-------------------

     There is no public trading market for the Registrant's common stock. As of May 31, 2001, there were 35,498,347of shares of the Registrant's common stock issued and outstanding. As of the date of this filing, there were 264,501,653 unissued shares of the Registrant's common stock available for sale pursuant to Rule 144 under the Securities Act. There are no of shares of common stock reserved for outstanding options and warrants to purchase common stock.

Holders.
--------

     The Registrant has approximately 414 common stock shareholders.

Dividends.
----------

     The Registrant has never paid a cash dividend. It is the present policy of the Company to retain any extra profits to finance growth and development of the business. Therefore, the Company does not anticipate paying cash dividends on its common stock in the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS.
          ------------------

     The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
          ----------------------------------------------

     None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.
          ----------------------------------------

     From February 18, 2000 to February 18, 2001, the Company sold 1,044,706 shares of common stock at an average price of $0.50 per share for a total of $522,353.00 pursuant to a Private Placement, Rule 506 Offering. The issuance of these shares were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933, as amended, (the "Act"), SEC Regulation D, Rule 506 of the Act (Rule 506") and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785, and 78.3791 (collectively the "Nevada
Statutes").

     In each instance, each of the share purchasers has access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          ------------------------------------------

     The Company's Articles of Incorporation and Bylaws limit the liability of its directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for
(i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

                                    PART F/S
                                    --------

     The  following   financial   statements  are  submitted   pursuant  to  the
information required by Item 310 of Regulation S-B.

                                Table of Contents
                                -----------------

                                                                     Page
                                                                     ----
       Independent Auditor's Report................................   13
       Audited financial statements for the year ended
          August 31, 2000 and 1999:
       Balance sheet...............................................   14
       Statement of operations.....................................   15
       Statements of changes in stockholders' equity...............   16
       Statement of cash flows.....................................   17
       Notes to financial statements...............................   19
       Unaudited Financial Statements for the period ended
          February 28, 2001 and 2000:
       Balance sheet...............................................   22
       Statement of operations.....................................   23
       Statement of cash flows.....................................   24
       Notes to financial statements...............................   25

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
EssxSport Corporation
Irving, Texas

     We have audited the accompanying consolidated balance sheets of EssxSport Corp. as of August 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EssxSport Corp. as of August 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 28, 2000

                             ESSX SPORT CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                            AUGUST 31, 2000 AND 1999

                                                                             2000            1999
                                                                         ------------    ------------
                                 ASSETS

CURRENT ASSETS
   Cash                                                                  $     17,309    $      3,135
   Accounts receivable                                                         41,378          22,025
   Stock subscriptions receivable                                               8,900              --
   Income taxes receivable                                                      1,752              --
   Inventory                                                                   38,397             983
   Prepaid expenses                                                             7,278          22,000
                                                                         ------------    ------------
Total current assets                                                          115,014          48,143

PROPERTY AND EQUIPMENT
   Equipment                                                                   67,013          15,185
   Furniture and fixtures                                                       3,640           2,449
                                                                         ------------    ------------
                                                                               70,653          17,634
      Less accumulated depreciation                                            19,384           3,388
                                                                         ------------    ------------
                                                                               51,269          14,246
                                                                         ------------    ------------
OTHER ASSETS
   Intangible assets, net of accumulated amortization                          20,262              --
   Deposits                                                                       937              --
                                                                         ------------    ------------
TOTAL ASSETS                                                             $    187,482    $     62,389
                                                                         ============    ============
             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Accounts payable                                                      $     40,615    $      8,821
   Accrued expenses                                                            34,801          13,053
   Notes payable                                                               23,052          53,964
                                                                         ------------    ------------
Total current liabilities                                                      98,468          75,838

STOCKHOLDERS' EQUITY (DEFICIT)
   Common stock, $0.001 par value, 300,000,000 shares authorized,
      35,498,347 shares and 17,018,412 shares issued and outstanding
      in 2000 and 1999, respectively                                           35,498          17,018
   Additional paid-in capital                                                 281,794           8,859
   Retained deficit (since September 1, 1998 quasi-reorganization, in
      which a deficit of $2,399,744 was eliminated)                          (228,278)        (39,326)
                                                                         ------------    ------------
                                                                               89,014         (13,449)
                                                                         ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                     $    187,482    $     62,389
                                                                         ============    ============

The notes to Consolidated Financial Statements are an integral part of these statements.

                             ESSX SPORT CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                      2000             1999
                                                  ------------     ------------

NET SALES                                         $    491,930     $    211,664
COST OF SALES                                          303,290          108,671
                                                  ------------     ------------
   Gross profit                                        188,640          102,993

SELLING, GENERAL AND ADMINISTRATIVE                    371,062          140,821
                                                  ------------     ------------
   Loss from operations                               (182,422)         (37,828)

OTHER INCOME (EXPENSE)
   Other income                                             --            3,806
   Interest expense                                     (6,530)          (5,304)
                                                  ------------     ------------

NET LOSS                                          ($   188,952)    ($    39,326)
                                                  ============     ============

The notes to Consolidated Financial Statements are an integral part of these statements.

                             ESSX SPORT CORPORATION
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                          COMMON STOCK               ADDITIONAL
                                                  -----------------------------       PAID-IN         RETAINED
                                                     SHARES           AMOUNT          CAPITAL          DEFICIT
                                                  ------------     ------------     ------------     ------------
BALANCE, AUGUST 31, 1998                            15,683,552     $     15,684     $  2,384,060     ($ 2,399,744)

   Effect of quasi-reorganization,
   effective September 1, 1998:
      Cancellation of old common stock             (15,683,552)         (15,684)      (2,384,060)       2,399,744
      Issuance of new common stock                   9,178,256            9,178
      Issuance of common stock for equipment         6,895,956            6,896
      Contributed capital                                                                  8,859
      Issuance of common stock for services            794,200              794
      Issuance of common stock for assets              150,000              150
   Net loss                                                                                               (39,326)
                                                  ------------     ------------     ------------     ------------
BALANCE, AUGUST 31, 1999                            17,018,412           17,018            8,859          (39,326)
   Cancellation of old common stock                   (777,551)            (777)             777
   Contributed capital                                                                     2,802
   Issuance of common stock for services             5,409,500            5,409
   Issuance of common stock for liquidation of
      notes payable                                 13,270,000           13,270           10,650
   Issuance of common stock for cash                   447,986              448          184,936
   Issuance of common stock for assets                 130,000              130           64,870
   Stock subscription receivable                                                           8,900
   Net loss                                                                                              (188,952)
                                                  ------------     ------------     ------------     ------------
BALANCE, AUGUST 31, 2000                            35,498,347     $     35,498     $    281,794     $   (228,278)
                                                  ============     ============     ============     ============

The notes to Consolidated Financial Statements are an integral part of these statements.

                             ESSX SPORT CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                           2000          1999
                                                        ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                         $ 472,577     $ 193,445
   Cash paid to suppliers                                (624,778)     (237,091)
   Interest paid                                           (3,728)         (735)
                                                        ---------     ---------
      Net cash used in operating activities              (155,929)      (44,381)

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                    (8,289)       (6,448)
                                                        ---------     ---------
      Net cash used in investing activities                (8,289)       (6,448)

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash received for common stock                         185,384            --
   Repayments on notes payable                             (6,992)           --
   Net advances under notes payable                            --        53,964
                                                        ---------     ---------
      Net cash provided by financing activities           178,392        53,964
                                                        ---------     ---------
      Net increase in cash                                 14,174         3,135

CASH, BEGINNING OF YEAR                                     3,135            --
                                                        ---------     ---------
CASH, END OF YEAR                                       $  17,309     $   3,135
                                                        =========     =========

The notes to Consolidated Financial Statements are an integral part of these statements.

                             ESSX SPORT CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED AUGUST 31, 2000 AND 1999
                                   (CONTINUED)

                                                                2000              1999
                                                            ------------     ------------
RECONCILIATION OF NET LOSS TO NET CASH USED
   IN OPERATING ACTIVITIES
Net loss                                                    $   (188,952)    $    (39,326)
Adjustments to reconcile net loss to net cash used in
   operating activities:
   Issuance of common stock for services                           5,409            9,972
   Issuance of common stock for supplies                           8,270               --
   Interest waived by shareholders recorded as
      contributed capital                                          2,802            4,569
   Depreciation                                                   15,996            3,388
   Amortization                                                    1,738               --
   Change in operating assets and liabilities
      Accounts receivable                                        (19,353)         (22,025)
      Income tax receivable                                       (1,752)              --
      Inventory                                                  (37,414)            (983)
      Prepaid expenses                                            14,722          (22,000)
      Intangible assets                                           (5,000)              --
      Deposits                                                      (937)              --
      Investments                                                     --              150
      Accounts payable                                            26,794            8,821
      Accrued expenses                                            21,748           13,053
                                                            ------------     ------------
         Net cash used in operating activities              $   (155,929)    $    (44,381)
                                                            ============     ============
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
   AND FINANCING ACTIVITIES

   Common stock issued in exchange for equipment            $     44,730     $      6,896
                                                            ============     ============
   Common stock issued in exchange for intangible assets    $     12,000     $         --
                                                            ============     ============
   Common stock issued to liquidate notes payable           $     23,920     $         --
                                                            ============     ============
   Common stock issued in exchange for assets               $         --     $        150
                                                            ============     ============
   Equipment contributed by a shareholder                   $         --     $      4,290
                                                            ============     ============
   Intangible asset costs included in accounts payable      $      5,000     $         --
                                                            ============     ============

The notes to Consolidated Financial Statements are an integral part of these statements.

                             ESSX SPORT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED AUGUST 31, 2000 AND 1999

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND QUASI-REORGANIZATION

     EssxSport Corp. was incorporated in Nevada in 1984 as Southern Development Company, Inc. (SDC). In December 1994 SDC merged with Integrated Communications Access Network, Inc. (ICAN). ICAN's main business activity centered around the interactive television and telecommunications industries. In March 1996 ICAN changed its name back to SDC. In September 1998, the Company, under new management, changed its name to EssxSport Corp. and changed its business focus to the sport equipment industry. Prior to September 1, 1998, the Company was in the development stage.

     Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under new management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit).

NATURE OF OPERATIONS

     The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include EssxSport Corp. and its wholly-owned subsidiary, eonlinesports.com. EssxSport Corp is the sole shareholder of eonlinesports.com. All intercompany transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE AND CONCENTRATIONS

     No allowance for doubtful accounts has been provided. All accounts considered to be uncollectible have been charged off, and in the opinion of management, losses, if any, on the remaining accounts will not be significant.

     Sales to related companies in 2000 totaled $44,200. Sales to three other unrelated companies totaled $263,500. Included in accounts receivable at August 31, 1999, is $15,000 from one company. Sales to this company for the year ended August 31, 1999, totaled $95,200.

INVENTORY

     Inventory consists of goods held for resale and are stated at the lower of cost or market value. During the years ended August 31, 2000 and 1999, 70% and 62% of inventory purchases were from three and two vendors, respectively.

                             ESSX SPORT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED AUGUST 31, 2000 AND 1999
                                   (CONTINUED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed using an accelerated method over the estimated useful lives of the assets, which range from five to seven years.Gains and losses on sales and dispositions of fixed assets are included in operations in the year realized.

ADVERTISING COSTS

     All advertising costs are expensed as incurred. Advertising expense for the
     years  ended   August  31,  2000  and  1999  were   $10,643  and   $22,255,
     respectively.

INCOME TAXES

     The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STATEMENT OF CASH FLOWS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from date of purchase to be cash equivalents.

NOTE 2. NOTES PAYABLE

                                                                   2000        1999
                                                                 --------    --------
Note payable to an officer and  shareholder  of the Company,
due  September  2000,   non-interest   bearing,   unsecured.
Convertible  into shares of common stock at a rate of $0.001
per share                                                        $ 15,314

Note payable to an affiliated  corporation and  shareholder,
due  September  2000,   non-interest   bearing,   unsecured.
Convertible  into shares of common stock at a rate of $0.001
per share 18,000                                                   27,500

Note payable to a shareholder, retired.                                --      11,150
                                                                 --------    --------
                                                                 $ 23,052    $ 53,964
                                                                 ========    ========

NOTE 3. INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

     The net deferred tax asset at August 31, 2000 and 1999 was comprised of the following:

                             ESSX SPORT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED AUGUST 31, 2000 AND 1999
                                   (CONTINUED)

                                                       2000             1999
                                                    ----------       ----------
     Current deferred tax asset                     $   76,770       $    5,723
     Current deferred tax liability                         --               --
     Less valuation allowance                          (76,770)          (5,723)
                                                    ----------       ----------
     Net deferred tax asset                         $       --       $       --
                                                    ==========       ==========

     Deferred  tax  assets are due to a net  operating  loss  carryforward.  Net
     operating   losses   available  to  offset   future   taxable   income  are
     approximately $225,793 and expire in 2019.

     The Company has no tax provision or benefit in 2000 or 1999 as the Company's net operating losses provide no recognizable benefit.

NOTE 4. INTANGIBLE ASSETS

     Included in intangible assets at August 31, 2000 is the following:

     Patterns                                       $   12,000
     Non-compete agreement                              10,000
                                                    ----------
                                                        22,000
     Accumulated amortization                          ( 1,738)
                                                    ----------
                                                    $   20,262
                                                    ==========

     The patterns are being amortized on the straight-line basis over a five-year period. The non-compete agreement is being amortized on the straight-line basis over the expected non-compete period (four years).

NOTE 5. COMMITMENTS AND CONTINGENCIES

     During the year ended August 31, 1999, the Company was named defendant in a lawsuit related to an exchange agreement whereby the Company was to acquire 100% of another entity. The Company claimed the agreement was never consummated. The parties have come to a mutually agreed upon settlement and therefore, on November 28, 2000, the suit was dismissed. The Company is prohibited from disclosing the settlement terms, however, the Company believes that the settlement will have no material effect on the Company's financial position.

     The Company has sold customer accounts receivable with full recourse to a factor. The factor retains portions of the amounts for which the accounts were sold as a reserve, which is released to the Company as the customers make monthly payments. Sales of recourse contracts were approximately $211,000 during the year ended August 31, 2000. The balance outstanding under recourse contracts was approximately $22,800 at August 31, 2000. In the event of default, the Company pays the factor a predetermined amount or repossesses the secured account. The Company has not experienced any repossession losses and losses under present recourse obligations are not expected to be significant. Accordingly, no provision has been made for future losses that may result under the recourse arrangements. It is reasonably possible that the Company's estimate of near term repossessions and losses could change.

     The  Company  leases  office and  warehouse  space  under  operating  lease agreements through 2003. Rent expense under these agreements was approximately $6,000 and $11,000 for the years ended August 31, 2000 and 1999, respectively.

     The approximate future minimum lease payments on operating leases at August 31, 2000 are as follows:

     2001                                           $   36,000
     2002                                               12,000
     2003                                                7,000
                                                    ----------
     Total                                          $   55,000
                                                    ==========

                             ESSX SPORT CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                       SIX MONTHS ENDED FEBRUARY 28, 2001
                                   (UNAUDITED)

CURRENT ASSETS

   Cash                                                            $     22,923
   Accounts Receivable                                                   46,283
   Prepaid Expenses                                                      31,657
   Income Tax Receivable                                                  1,752
   Inventory                                                             52,497
                                                                   ------------
Total Current Assets                                                    155,112

PROPERTY AND EQUIPMENT
   Equipment                                                             99,445
   Accumulated Depreciation                                             (39,297)
                                                                   ------------
      Total Prop & Equip                                                 57,148

   Deposits                                                                 938
                                                                   ============
Total Assets                                                            213,198
                                                                   ============

CURRENT LIABILITIES

   Accounts Payable                                                      27,125
   Note Payable Officers                                                  3,399
                                                                   ------------
Total Current Liabilities                                                30,524

STOCKHOLDERS' EQUITY
   Common Stock                                                          35,519
   Paid-In Capital                                                      508,864
   Retained Earnings                                                   (228,278)
   Current Earnings                                                   (133l431)
                                                                   ------------

Total Stockholders' Equity                                              182,674
                                                                   ------------

Total Liabilities and Capital                                      $    213,198
                                                                   ============

The notes to Consolidated Financial Statements are an integral part of these statements.

                             ESSX SPORT CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       SIX MONTHS ENDED FEBRAURY 28, 2001
                                   (UNAUDITED)

NET SALES                                                          $    278,939
COST OF SALES                                                           160,446
                                                                   ------------
   Gross profit                                                         118,493

SELLING, GENERAL AND ADMINISTRATIVE                                     250,676
                                                                   ------------
   Loss from operations                                                (132,183)

OTHER INCOME (EXPENSE)
   Other income                                                              --
   Interest expense                                                      (1,249)
                                                                   ------------

NET LOSS                                                           $   (130,934)
                                                                   ============

The notes to Consolidated Financial Statements are an integral part of these statements.

                             ESSX SPORT CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       SIX MONTHS ENDED FEBRUARY 28, 2001
                                   (UNAUDITED)

OPERATING ACTIVITIES

Net Income from Operations                                             (133,431)
   Adjustments: Net Income to Net Cash
     Amortization                                                         1,570
     Depreciation                                                        16,605
     Changes in Accounts Receivable                                      (4,905)
     Changes in Inventories                                             (14,101)
     Changes in Accrued Expenses                                        (13,742)
     Changes in Accounts Payable                                        (67,944)
                                                                     ----------
Net Cash Provided by Operating Activities                               (82,516)

FINANCING ACTIVITIES
   Proceeds from Sale of Common Stock                                   227,091

INVESTING ACTIVITIES
   Investment in Property, Plant and Equipment                           (5,530)
                                                                     ----------
Net Cash Provided by Investing Activities                                (5,530)
                                                                     ----------

INCREASE IN CASH                                                          5,613

Cash at Beginning of Period                                              17,309
                                                                     ----------

CASH AT END OF PERIOD                                                    22,923
                                                                     ==========

The notes to Consolidated Financial Statements are an integral part of these statements.

                             ESSX SPORT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SIX MONTHS ENDED FEBRUARY 28, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND QUASI-REORGANIZATION

     EssxSport Corp. was incorporated in Nevada in 1984 as Southern Development Company, Inc. (SDC). In December 1994 SDC merged with Integrated Communications Access Network, Inc. (ICAN). ICAN's main business activity centered around the interactive television and telecommunications industries. In March 1996 ICAN changed its name back to SDC. In September 1998, the Company, under new management, changed its name to EssxSport Corp. and changed its business focus to the sport equipment industry. Prior to September 1, 1998, the Company was in the development stage.

     Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under new management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit).

NATURE OF OPERATIONS

     The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include EssxSport Corp. and its wholly-owned subsidiary, eonlinesports.com. EssxSport Corp is the sole shareholder of eonlinesports.com. All intercompany transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE AND CONCENTRATIONS

     No allowance for doubtful accounts has been provided. All accounts considered to be uncollectible have been charged off, and in the opinion of management, losses, if any, on the remaining accounts will not be significant.

INVENTORY

     Inventory consists of goods held for resale and are stated at the lower of cost or market value.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed using an accelerated method over the estimated useful lives of the assets, which range from five to seven years. Gains and losses on sales and dispositions of fixed assets are included in operations in the year realized.

                             ESSX SPORT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SIX MONTHS ENDED FEBRUARY 28, 2001
                                   (CONTINUED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

ADVERTISING COSTS

     All advertising costs are expensed as incurred.

INCOME TAXES

     The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STATEMENT OF CASH FLOWS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from date of purchase to be cash equivalents.

NOTE 2. NOTES PAYABLE

                                                              2/28/01    8/31/00
                                                              -------    -------
Note payable to an officer and shareholder of the Company,
non-interest bearing, unsecured. Convertible into shares of
common stock at a rate of $0.001 per share                    $ 3,399    $ 5,052

Note payable to an affiliated corporation and shareholder,
non-interest bearing, unsecured. Convertible into shares of
common stock at a rate of $0.001 per share                                18,000

                                                              $ 3,399    $23,052
                                                              =======    =======

NOTE 3.   INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

     The net deferred tax asset at August 31, 2000 and 1999 was comprised of the following:

                                                        2000            1999
                                                     ----------      ----------
     Current deferred tax asset                      $   76,770      $    5,723
     Current deferred tax liability                          --              --
     Less valuation allowance                           (76,770)         (5,723)
                                                     ----------      ----------

     Net deferred tax asset                          $       --      $       --
                                                     ==========      ==========

     Deferred  tax  assets are due to a net  operating  loss  carryforward.  Net
     operating   losses   available  to  offset   future   taxable   income  are
     approximately $225,793 and expire in 2019.

     The Company has no tax provision or benefit in 2000 or 1999 as the Company's net operating losses provide no recognizable benefit.

                             ESSX SPORT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SIX MONTHS ENDED FEBRUARY 28, 2001
                                   (CONTINUED)

NOTE 4. INTANGIBLE ASSETS

     Included in intangible assets at February 28, 2001 is the following:

     Patterns                                                  $   12,000
     Non-compete agreement                                         10,000
                                                               ----------
                                                                   22,000
     Accumulated amortization                                      (1,738)
                                                               ----------
                                                               $   20,262
                                                               ==========

     The patterns are being  amortized  on the  straight-line  basis over a five
     year  period.   The  non-compete   agreement  is  being  amortized  on  the
     straight-line basis over the expected non-compete period (four years).

NOTE 5. COMMITMENTS AND CONTINGENCIES

     During the year ended August 31, 1999, the Company was named defendant in a lawsuit related to an exchange agreement whereby the Company was to acquire 100% of another entity. The Company claimed the agreement was never consummated. The parties have come to a mutually agreed upon settlement and therefore, on November 28, 2000, the suit was dismissed. The Company is prohibited from disclosing the settlement terms, however, the Company believes that the settlement will have no material effect on the Company's financial position.

     The Company has sold customer accounts receivable with full recourse to a factor. The factor retains portions of the amounts for which the accounts were sold as a reserve, which is released to the Company as the customers make monthly payments. Sales of recourse contracts were approximately $211,000 during the year ended August 31, 2000. The balance outstanding under recourse contracts was approximately $14,467 at February 28, 2001. In the event of default, the Company pays the factor a predetermined amount or repossesses the secured account. The Company has not experienced any repossession losses and losses under present recourse obligations are not expected to be significant. Accordingly, no provision has been made for future losses that may result under the recourse arrangements. It is reasonably possible that the Company's estimate of near term repossessions and losses could change.

                                    PART III

INDEX TO EXHIBITS
-----------------

     The exhibits listed and described below are filed herein as part of this Registration Statement.

     3(a)   Articles and By-laws

     10(a) Standard Industrial Lease agreement between the Company and Glenoaks Business Park, dated May 15, 2001.

     10(b) Agreement for the Purchase of Assets between the Company and Pacific Mat, Inc., dated March 28, 2000.

     10(c) Employment Agreement between the Company and Bruce Caldwell, dated September 10, 1998.

     10(d) Employment Agreement between the Company and Uli Gag, dated April 16, 2000.

     10(e) Settlement and Release Agreement between the Company and Fred Gray and E. Drew Crowley, dated October 1, 2000.

     21     Subsidiaries of the registrant

     24     Power of attorney

                                   SIGNATURES

Pursuant to the requirements of section 12 the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSXSPORT CORPORATION


By  /s/ Bruce Caldwell
    ---------------------
    Bruce Caldwell
    President and CEO

June 25, 2001